EXHIBIT (d)(2)

Form of

Fee Waiver and Expense Reimbursement Agreement

dated as of July 20, 2011

between Registrant

and Whitebox Advisors, LLC

FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

AGREEMENT, made as of this July 20, 2011, between the Whitebox Mutual Funds (“Trust”), on behalf of its series listed on Appendix A hereto (each, a “Fund”), and Whitebox Advisors, LLC (“Investment Adviser”).

WHEREAS, the parties have entered into an Investment Advisory Agreement with respect to the Funds dated as of July 20, 2011 (“Advisory Agreement”); and

WHEREAS, Investment Adviser desires to reduce the investment advisory fees charged to the Funds described in the Advisory Agreement and/or reimburse certain operating expenses for the Funds to keep net expenses at specified levels as set forth in Appendix A.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, Trust and Investment Adviser agree as follows:

1. With respect to each Fund, for the period commencing as of the date of this Agreement through the date set forth in Schedule A hereto with respect to the Fund, Investment Adviser agrees to waive fees payable to Investment Adviser pursuant to the Advisory Agreement and/or reimburse operating expenses for the Funds in an amount sufficient to keep the total annual operating expenses (exclusive of interest, taxes, dividend expense, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales and extraordinary expenses) for each class of shares of the Funds at the levels set forth in Appendix A (“Maximum Permitted Rate”).

2. The Trust, in turn, agrees that, subject to the limitations set forth in this paragraph, it will repay the fee waiver/expense reimbursement to Investment Adviser. Each such repayment shall be made only out of the assets of the Fund for which the applicable fee waiver/expense reimbursement was made. Repayments with respect to a Fund must be limited to amounts that do not cause the total annual operating expenses of the Fund attributable to a share class during a year in which such repayment is made to exceed the applicable Maximum Permitted Rate. A repayment shall be payable only to the extent it can be made during the thirty six months following the applicable period during which Investment Adviser waived fees or reimbursed the applicable Fund for its operating expenses under the Agreement. The Trust agrees to furnish or otherwise make available to Investment Adviser such copies of its financial statements, reports, and other information relating to its business and affairs as Investment Adviser may, at any time or from time to time, reasonably request in connection with this Agreement.

3. Investment Adviser understands and intends that the Funds will rely on this agreement in preparing and filing its Registration Statement on Form N-1A and in accruing the expenses of the Funds for purposes of calculating net asset value and otherwise, and expressly permits the Funds to do so.

4. Investment Adviser understands that it shall look only to the assets of the relevant Fund for performance of this Agreement and for payment of any claim Investment Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past present or future, shall be personally liable therefore.

5. This Agreement shall be governed by applicable federal laws, rules and regulations and the laws of the State of Delaware without regard to the conflicts of law provisions thereof; provided, however that nothing herein shall be construed as being inconsistent with the Investment Company Act of 1940, as amended (the “ICA”), the Investment Advisers Act of 1940, as amended (the “IAA”), or other applicable federal law. Where the effect of a requirement of the ICA, the IAA or other applicable federal law reflected in any provision of this Agreement is altered by a new or changed rule, regulation or order of the United States Securities and Exchange Commission, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order. Any amendment to this Agreement shall be in writing signed by the parties hereto.

6. This Agreement shall run concurrently with the Advisory Agreement and may be extended from year-to-year subject to approval by the Board of Trustees of the Trust, including a majority of the Trustees of the Trust who are not “interested persons” of the Trust within the meaning of Section 2(a)(19) of the ICA.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first written above.

WHITEBOX MUTUAL FUNDS	WHITEBOX ADVISORS, LLC

By:	By:
Name:	Name:
Title:	Title:

APPENDIX A

FUNDS AND EXPENSE CAPS

(Effective as of October 31, 2012)

Name of Fund	Share Class	Maximum Permitted Rate	Termination Date
Whitebox Tactical Opportunities Fund	Investor Shares	1.60%	October 31, 2013
Whitebox Tactical Opportunities Fund	Advisor Shares	1.60%	October 31, 2013
Whitebox Tactical Opportunities Fund	Institutional Shares	1.35%	October 31, 2013
Whitebox Enhanced Convertible Fund	Investor Shares	1.60%	October 31, 2013
Whitebox Enhanced Convertible Fund	Advisor Shares	1.60%	October 31, 2013
Whitebox Enhanced Convertible Fund	Institutional Shares	1.35%	October 31, 2013
Whitebox Long Short Equity Fund	Investor Shares	[ ]%	October 31, 2013
Whitebox Long Short Equity Fund	Advisor Shares	[ ]%	October 31, 2013
Whitebox Long Short Equity Fund	Institutional Shares	[ ]%	October 31, 2013